UCI MEDICAL AFFILIATES, INC.

1818 Henderson Street

Columbia, South Carolina 29201

March 16, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Johnny Gharib

Division of Corporation Finance

Re:	UCI Medical Affiliates, Inc.

Amendment No. 1 to Form 10-K

Filed January 28, 2011

File No. 000-13265

Form 10-K

Filed December 28, 2011

File No. 000-13265

Dear Mr. Gharib:

On behalf of UCI Medical Affiliates, Inc. (the “Company”), we are requesting an extension to March 30, 2011 to respond to the comments of the staff of the Securities and Exchange Commission contained in your letter dated March 8, 2011 to Michael Stout with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) and the Amendment No. 1 to the Form 10-K filed on January 28, 2011.

Sincerely yours,

/s/ Joseph A. Boyle

Joseph A. Boyle, CPA
Executive Vice President and
Chief Financial Officer